NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

Q2 – 2015

As at and for the
three and six month periods
ended June 30, 2015

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at August 26, 2015 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014. This MD&A covers the unaudited 3 month ("Q2-15") and 6 month year-to-date (“2015 YTD”) periods ended June 30, 2015, with comparative totals for the 3 month (“Q2-14”) and 6 month year-to-date (“2015 YTD”) periods ended June 30, 2014.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	estimates of the amount and expected timing of revenue and costs related to existing and potential new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	the timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	the planned future conversion of the outstanding preferred shares, which mature on December 31, 2015.
•	limitations in disclosure controls, procedures, and internal controls over financial reporting.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital and net working capital before the undernoted items, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

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Description of the Business

NXT is a Calgary based publicly traded company that provides a unique aerial survey service to the oil and natural gas exploration and production (“E&P”) industry. NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform. SFD® data acquired is analyzed and can be used to find variations in sub-surface geological stress patterns – which are considered to be indicators of potential reservoir and trap formations. NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects.

Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America.

Overall Performance - Business Overview

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients. Our primary goal is to expand our revenue base, which will be facilitated by having each new client become a repeat, larger scale customer.

Our strategy has been to gain wider market acceptance of SFD®, especially with premiere clients which have high exploration activity - targets which include large National Oil Companies (“NOCs”). We seek to have each new client experience how NXT can enhance their existing geophysical tools and exploration programs, so that they become ongoing repeat customers, and ultimately generating a wider client base with recurring revenues to NXT.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising subsequent to the filing of our MD&A for the fiscal year ended December 31, 2014. Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

As was discussed in our recent MD&A for the Q1-2015 period, NXT has invested extensive effort in building on our initial success in gaining Petrolēos Mexicanos (“PEMEX”, the NOC of Mexico) as a client in 2012. Since 2013, NXT has been working to create a long-term supplier relationship with PEMEX, which we continue to expect can yield larger scale, recurring contract opportunities, as well as expand broader awareness and acceptance of our SFD® technology within the exploration industry.

Mexico has undertaken wide-spread reforms to its constitution and its energy industry, which have had a significant effect on PEMEX and its ongoing exploration activities. The highlight of the energy industry reforms is that Mexico will now allow foreign E&P partners into its formerly closed exploration market, by way of inviting open “bid rounds” on certain exploration blocks / concessions which will be released over time by Mexico. This process is intended to yield long-term benefits for all of Mexico, as it should eventually attract significant new capital and expertise to expand development of Mexico’s oil and gas industry. Expanded exploration in Mexico, and especially in the deep water and salt domains of the Gulf of Mexico, is an area where SFD® can excel at rapidly providing PEMEX, and other new exploration players who enter this market, with independent high-impact prospect generation data. NXT continues to pursue new opportunities with PEMEX, and other exploration entities which are looking to enter the Mexico market.

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Near-term Outlook and Strategy for 2015 and beyond

NXT is continuing to expand awareness and use of the SFD® technology. Our market focus will be on the NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A lucrative potential longer term new market may become projects with the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).

Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Mexico, Colombia, Bolivia, Peru, Ecuador, Argentina, and Brazil, as well as the Pakistan / South Asia and Middle-East regions.  Longer term prospects will also be pursued in the frontier areas of Africa, Asia, and in the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

As NXT pursues various international markets, our strategy is to utilize high quality local sales representatives with the key knowledge of their area, the potential clients and the exploration sector of the oil and gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  NXT currently has in place sales representatives to pursue SFD® survey opportunities in such markets as Latin America (primarily Mexico and Bolivia), South Asia (Pakistan and India) and the Middle-East region.  All independent international sales representatives are required to certify that they adhere to NXT's code of conduct and business ethics.

Projects underway and new opportunities in Bolivia

New near term contract and revenue opportunities that have recently continued to see positive advancement include prospective clients in Bolivia and Pakistan. In April 2015, NXT finalized a commitment with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”, the NOC of Bolivia) to undertake a US $13.4 million survey project, with finalization of binding contract terms occurring in mid May 2015 following the delivery by NXT of standard project performance guarantees. The highlights of this project and related recent developments include (all amounts noted herein are net of local Bolivia sales taxes owing on the project billings):

•	As part of this Bolivia survey contract, in May 2015, NXT received an advance deposit (value of US $2.5 million net of local taxes, and secured by a bank letter of guarantee issued to the client, expiring August 21, 2015), which will be applied against the initial progress billings earned on the project.
•	NXT was able to rapidly deploy to Bolivia, and SFD® data acquisition operations commenced in Bolivia in early June. The data acquisition phase was recently completed, and the Company’s survey aircraft and crew have now returned to Canada.
•	SFD® data interpretation operations have been ongoing throughout the data acquisition phase, and NXT’s final recommendations report is expected to be completed in Calgary by the end of October 2015.
•	During the data acquisition phase, YPFB chose to expand the scope of the project by approximately US $1.0 million, for a revised total contract value of US $13.9 million net. A final contract addendum for this expansion is in process, but has not yet been finalized and issued by YPFB. The decision for YPFB’s expansion was based on excellent correlations noted between anomalies identified by SFD® and existing ones identified using seismic methods.
•	Following completion of the data acquisition phase in July, a progress billing of US $5.2 million net was issued, for which payment has now been received by NXT’s Bolivia branch. Including the initial US $2.6 million net deposit received in May, a total of US $7.7 of the US $13.9 million net expanded project total has been received to date by NXT.
•	NXT has had ongoing discussions concerning potential SFD® survey project opportunities with several of YPFB’s affiliated, subsidiary companies which have exploration acreage in Bolivia. Two entities have expressed interest in obtaining SFD® data for certain of their exploration lands in Bolivia - YPFB Chaco, and YPFB Andina (which is a partnership with Repsol, a major Spanish oil
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company). YPFB Chaco has recently contracted to purchase recently acquired SFD® data in the amount of US $0.2 million.

•	While conducting operations in Bolivia, NXT recently acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. These parties have indicated that they intend to execute formal contracts to purchase this data, which has a sales value of approximately US $1.0 million net, in 2016, following the standard process of approval of their exploration budgets for 2016, which is now in process. There is, however, some risk that this process may not result in formal contracts to purchase the data from NXT.

In summary, the total for the existing and pending Bolivia survey contracts and the potential future Bolivia data sales is summarized as follows:

US$ millions, net
YPFB – initial contract (as announced May 12, 2015)	13.0
YPFB Chaco – new contract obtained	0.2
Total for contracts finalized	13.2

YPFB – project expansion (as announced June 9, 2015)	0.9
YPFB Chaco and YPFB Andina – proposed 2016 data purchases	1.0
Total pending and proposed new contracts	1.9

Project opportunities in Pakistan

Our past SFD® survey project for Pakistan Petroleum Ltd. (“PPL”), one of the NOCs active in Pakistan, gave NXT significant exposure to numerous E&Ps active in the South Asia region. In Pakistan, remote sensing technologies such as SFD® have recently been recognized as a geophysical tool for use in meeting spending commitments, such as the commitments required on the sizeable exploration concession blocks awarded in frontier areas of Pakistan. Multiple client prospects had expressed interest in conducting potential SFD® surveys in Pakistan, subject to final approval in 2015 of the amendments to Pakistan’s petroleum policy, which have recently occurred.

In early 2015, NXT was awarded a US $1.44 million survey project to be conducted in Pakistan, subject to receipt by the client of all relevant government permits and approvals, which could potentially occur in fall 2015. In addition, Oil & Gas Development Company Limited (“OGDCL”), a new prospective NOC client in Pakistan, will conduct a vendor pre-qualification stage for a formal tender invitation process which is expected to be offered later in 2015 for a large-scale, remote sensing aerial survey project for which SFD® would be an ideal technology for meeting their exploration requirements.

The SFD® “Vertical” Business Model

A separate initiative we have been pursuing since late 2013 is researching ways to monetize our existing “library” of proprietary SFD® data. The objective is to create a vertically integrated exploration entity (a “Vertical”) which utilizes a combination of external funding, an independent and experienced exploration management team, and a high-value data set of existing SFD® identified prospects. The ultimate goal is for NXT to receive a significant equity and royalty interest in the Vertical in consideration for the sale to the Vertical of certain of our existing, proprietary SFD® data. Developing the Vertical business model with the appropriate structure is a long-term project to develop SFD® identified prospect areas in an effort to yield an additional return to NXT shareholders.

Since the process started in Fall 2014, NXT has advanced the Vertical concept, including:

•	conducting an extensive geotechnical analysis of a defined portion of NXT’s proprietary SFD® data library, and further developing an inventory of prospect leads, and
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•	developing an initial financing and exploration plan, which we intend to use in further developing the Vertical concept, with a view to obtaining a commitment for sufficient external equity funding.

At the present time, NXT continues to believe that the Vertical concept can be implemented to create long-term value, but the ability to attract exploration financing is proving challenging in the present environment of depressed oil prices. NXT continues to assess opportunities to apply the Vertical model in global markets.

Intellectual Property and R&D

Some of our ongoing objectives to realize additional future revenue growth include expanding our SFD® equipment capacity, adding to our core group of interpretation staff and our ability to provide integration of SFD® with client geological and geophysical data.  We continue to research and advance the development of algorithm software which may be able to be deployed to aid in enhancing the SFD® data interpretation process.

Initiatives to protect our Intellectual Property ("IP" - patenting and new research & development (“R&D”) initiatives) continue, which should also serve to allow us to expand on our technology disclosures in order to build further industry awareness, understanding, and acceptance of SFD®. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, is advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets. NXT is in process of drafting an additional patent amendment to be filed in the US by the end of November 2015.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. In addition, the US$ denominated common share purchase warrants (which were exercised or expired by the end of Q2-14) were classified as a "derivative financial instrument" on our balance sheet, which prior to Q2-14 gave rise to the recognition in earnings each quarter of the change in the estimated fair value (also a non-cash expense or income item) of these warrants.

	Q2-2015	Q1-2015	Q4-2014	Q3-2014
	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(1,586,991)	(1,518,172)	(1,532,466)	(1,330,167)
Income (loss) per share – basic	(0.04)	(0.03)	(0.03)	(0.03)
Income (loss) per share – diluted	(0.04)	(0.03)	(0.03)	(0.03)

	Q2-2014	Q1-2014	Q4-2013	Q3-2013
	June 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013
Survey revenue	$ -	$ 3,913,367	$ -	$ -
Net income (loss)	(1,286,461)	2,585,733	(1,633,189)	(2,522,165)
Income (loss) per share – basic	(0.03)	0.06	(0.04)	(0.06)
Income (loss) per share – diluted	(0.03)	0.05	(0.04)	(0.06)

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Q2-15 to Q1-15 comparison – NXT had survey revenue of $nil ($nil in Q1-15), survey costs (related to equipment test flights and aircraft maintenance costs) of $228 ($25,440 in Q1-15), and SBCE of $228,000 ($194,000 in Q1-15).

Q1-15 to Q4-14 comparison – NXT had survey revenue of $nil ($nil in Q4-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $25,440 ($33,221 in Q4-14), and SBCE of $194,000 ($186,000 in Q4-14).

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Q3-14 to Q2-14 comparison – NXT had survey revenue of $nil ($nil in Q2-14), survey costs (related to equipment test flights) of $54,472 ($10,637 in Q2-14), and SBCE of $191,000 ($150,000 in Q2-14).

Q2-14 to Q1-14 comparison – NXT had survey revenue of $nil ($3,913,367 in Q1-14), survey costs of $10,637 ($333,188 in Q1-14), SBCE of $150,000 ($131,000 in Q1-14), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $nil ($42,800 expense in Q1-14).

Q1-14 to Q4-13 comparison – NXT had survey revenue of $3,913,367 ($nil in Q4-13), survey costs of $333,188 ($81,285 in Q4-13), SBCE of $131,000 ($183,000 in Q4-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $42,800 ($268,500 expense in Q4-13).

Two survey projects (in Florida and Texas) commenced for a USA based client in late December 2013, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period.

Q4-13 to Q3-13 comparison – NXT had survey revenue of $nil ($nil in Q3-13), survey costs of $81,285 ($8,626 in Q3-13), SBCE of $183,000 ($122,000 in Q3-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $268,500 ($1,243,000 expense in Q3-13). Two survey projects commenced in Q4-13 and were completed in the Q1-14 period. The Q4-13 survey costs relate to non-revenue generating test flights.

Q3-13 to Q2-13 comparison – NXT had survey revenue of $nil ($nil in Q2-13), survey costs of $8,626 ($nil in Q2-13), SBCE of $122,000 ($87,000 in Q2-13), and a change in fair value of US$ Warrants expense of $1,243,000 ($32,000 expense in Q2-13). No survey operations were conducted in the Q3-13 period.

Summary of Operating Results

NXT had a net loss of $1,586,991 for Q2-15 (net loss of $3,105,163 for 2015 YTD) as compared to a net loss of $1,286,461 for the Q2-14 period (and net income of $1,299,272 for 2014 YTD). The 2014 YTD period included revenues of $3,913,367 from the completion in Q1-14 of two survey projects which were conducted in the USA for a new client, Kerogen Exploration LLC.

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	Q2-15	Q2-14	2015 YTD	2014 YTD
Survey revenue	$ -	$ -	$	$ 3,913,367

Expenses:
Survey costs	228	10,637	25,668	343,825
General and administrative	951,870	1,047,939	2,076,432	1,995,467
Stock based compensation expense	228,000	150,000	422,000	281,000
Amortization of property and equipment	18,830	15,384	34,355	30,313
	1,198,928	1,223,960	2,558,455	2,650,605

Other expense (income):
Interest income, net	(5,070)	(8,413)	(15,431)	(16,040)
Foreign exchange (gain) loss	16,368	62,057	7,302	(96,602)
Other expense	298,702	8,857	476,774	33,332
Increase in fair value of US$ Warrants	-	-	-	42,800
	310,000	62,501	468,645	(36,510)
Income (loss) before income taxes	(1,508,928)	(1,286,461)	(3,027,100)	1,299,272
Income tax expense	78,063	-	78,063	-
Net income (loss) for the period	(1,586,991)	(1,286,461)	(3,105,163)	1,299,272

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client. The 2014 YTD period reflected the completion in Q1-14 of a total of US $3.7 million of survey projects which were conducted in the USA.

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q2-15	Q2-14	net change	% change
Salaries, benefits and consulting charges	$ 544,821	$ 587,976	$ (43,155)	- 7.3%
Board, professional fees, & public company costs	207,696	185,443	22,253	12.0%
Premises and administrative overhead	150,019	157,555	(7,536)	- 4.8%
Business development	43,497	88,831	(45,334)	- 51.0%
Colombia office	5,837	28,134	(22,297)	- 79.3%
Total G&A	951,870	1,047,939	(96,069)	- 9.2%

	2015 YTD	2014 YTD	net change	% change
Salaries, benefits and consulting charges	$ 1,167,684	$ 1,138,852	28,832	2.5%
Board, professional fees, & public company costs	454,349	389,708	64,641	16.6%
Premises and administrative overhead	325,646	299,851	25,795	8.6%
Business development	117,673	109,089	8,584	7.9%
Colombia office	11,080	57,967	(46,887)	- 80.9%
Total G&A	2,076,432	1,995,467	80,965	4.1%

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The overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	staff levels and the related salaries were slightly higher for 2015 YTD as compared to 2014 YTD
•	in Q2-15, consulting charges were slightly reduced as the many were directly related to and allocated to deferred costs incurred in conducting the Bolivia project.
•	Board, professional fees, & public company costs were higher in 2015 primarily due to the timing of discretionary investor relations activities.
•	business development costs are somewhat discretionary each quarter, and are a function of the timing of activity in developing new client opportunities, which have been primarily in the Bolivia, Mexico and Pakistan regions in 2015.
•	a decrease in costs following a lay off in summer 2014 of the Colombia office administrator.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

There was a higher average number of options outstanding in the 2015 YTD period (total of 3,035,835 as at the end of Q2-15 as compared to 2,625,435 at the end of Q2-14).

SBCE also includes expense related to the “Rights” which were issued in January 2014 (see discussion which follows in the “convertible preferred shares” section herein) as follows:

	Q2-15	Q2-14	2015 YTD	2014 YTD
SBCE recognized related to:
Stock options	$ 164,000	$ 89,000	300,000	169,000
Rights	64,000	61,000	122,000	112,000
	228,000	150,000	422,000	281,000

Interest income, net – includes interest income earned on short-term investments, which had a lower total for the 2015 periods.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$, Cdn$ and to a minor extent, the Colombian peso ("COP"). For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand, which was lower for most of 2015 YTD as compared to 2014 YTD.

The valuation is also affected by the relative strength of the US$ at each period end (which rose in 2015 as compared to the end of 2014 (1.249 Cdn$ / US$ at the end of Q2-15 as compared to 1.160 Cdn$ / US$ as at Q4-14), resulting in both realized and unrealized net exchange gain movements on the net holdings of US$ cash and other working capital items.

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Other expense - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, the feasibility study for the Vertical concept, as well as minor net expenses related to prior oil & gas operations.

Other expense related to	Q2-15	Q2-14	2015 YTD	2014 YTD
Intellectual property and R&D	$ 56,059	$ 10,154	85,602	33,855
Other, net	(869)	(1,297)	4	(523)
Vertical model feasibility study	243,512	-	391,168	-
	298,702	8,857	476,774	33,332

Change in fair value of US$ Warrants - in spring 2012, NXT closed a $3.2 million private placement financing of “units”, which were priced at US $0.75. Each unit included one warrant to purchase a NXT common share (exercise price of US $1.20 per share) for a period of two years (the “US$ Warrants”). As these US$ Warrants were denominated in US$, they were considered to be a “derivative financial instrument” for financial statement reporting purposes, and were re-valued to their estimated fair value at each period end until their exercise and / or expiry in early 2014. This revaluation resulted in the recognition of an “increase in fair value of US$ Warrants” expense of $42,800 in Q1-14.

Of the total 4,502,821 US$ Warrants which were issued in 2012, the majority had expiry dates in March 2014, and a portion in May 2014, and no Warrants were outstanding in 2015.

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign with-holding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2015 reflects such with-holding taxes which were incurred on charges related to the Bolivia survey project. No income taxes were incurred in the 2014 YTD period.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q2-15 was $3.5 million.

Significant progress has been made in the recent past in securing new revenue contracts and expanding our working capital. NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects such as on our current Bolivia project. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

NXT has no secured debt, and had total “net working capital” of $2.1million as at Q2-15 as follows:

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	June 30,	December 31,	net change
	2015	2014	in Q2-15
Current assets (current liabilities):
Cash and cash equivalents	$ 1,292,163	$ 50,635	$ 1,241,528
Short-term investments	2,261,060	5,173,430	(2,912,370)
	3,553,223	5,224,065	(1,670,842)
Restricted cash	99,000	-	99,000
Accounts receivable	367,665	248,930	118,735
Prepaid expenses and deposits	919,118	338,644	580,474
Accounts payable and accrued liabilities	(1,359,531)	(782,626)	(576,905)
Net working capital before the undernoted items	3,579,475	5,029,013	(1,449,538)
Additional asset (liability) amounts:
Work-in-progress	1,770,046	-	1,770,046
Deferred revenue	(3,298,663)	-	(3,298,663)
	(1,528,617)	-	(1,528,617)
Net working capital	2,050,828	5,029,013	(2,978,155)

The $2.9 million decrease in net working capital in Q2-15 to a total of $2.1 million is primarily due to the $3.0 million net loss which was incurred for 2015 YTD.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts do not represent future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s analysis of net working capital. There were no amounts recorded in WIP and deferred revenue at December 31, 2014, while the totals at June 30, 2015 relate to the Bolivia survey project which was underway.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

Cash flows from (used in):	Q2-15	Q2-14	2015 YTD	2014 YTD

Operating activities	$ (79,057)	$ (104,331)	(1,534,686)	(1,137,477)
Financing activities	90,500	52,694	95,566	2,881,110
Investing activities	1,111,802	(2,374,493)	2,680,648	(3,384,178)
Net source (use) of cash	1,123,245	(2,426,130)	1,241,528	(1,640,545)
Cash and cash equivalents, start of period	168,918	4,105,212	50,635	3,319,627
Cash and cash equivalents, end of period	1,292,163	1,679,082	1,292,163	1,679,082

Cash and cash equivalents	1,292,163	1,679,082	1,292,163	1,679,082
Short-term investments	2,261,060	5,830,423	2,261,060	5,830,423
Total	3,553,223	7,509,505	3,553,223	7,509,505

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

NXT Energy Solutions Inc. MD&A for the Q2 period ended June 30, 2015	Page | 11

Operating Activities

	Q2-15	Q2-14	2015 YTD	2014 YTD

Net income (loss) for the period	$ (1,586,991)	$ (1,286,461)	$ (3,105,163)	$ 1,299,272
Total non-cash expense items	247,330	163,852	456,855	352,581
	(1,339,661)	(1,122,609)	(2,648,308)	1,651,853
Change in non-cash working
capital balances	1,260,604	1,018,278	1,113,622	(2,789,330)
Cash used in operating activities	(79,057)	(104,331)	(1,534,686)	(1,137,477)

Financing Activities

•	In 2015, the only financing activity was related to proceeds from exercise of NXT stock options. No equity financings occurred in 2015 or 2014. In the first half of 2014 NXT received a total of $2,735,995 proceeds from exercise of US$ common share purchase Warrants which were issued in 2012 and $145,115 proceeds from exercise of stock options.

Investing Activities

•	the overall net cash source (use) noted above for 2015 and 2014 are as follows, and include the movement from cash out of and into short-term interest bearing investment balances, as follows:

	Q2-15	Q2-14	2015 YTD	2014 YTD

Purchase of property and equipment	$ (371,118)	$ (3,032)	$ (425,413)	$ (3,032)
Decrease (increase) in
short-term investments	1,289,229	(2,373,413)	2,912,370	(3,380,973)
(Increase) in restricted cash	(99,000)	1,952	(99,000)	(173)
Cash from (used in) investing activities	819,111	(2,374,493)	2,387,957	(3,384,178)

•	the purchases of property and equipment in 2015 relate primarily to leasehold improvement costs for NXT’s new office facility (which will be moved to in August).
•	Restricted cash balances relate to bank security required for periodic project performance guarantees issued and corporate credit cards used.

Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its existing Calgary office space for a term through
August 31, 2015 at a minimum monthly lease payment of $28,571 (including estimated operating costs). NXT has also committed to an operating lease on new office premises for a 10 year term commencing in 2015 at an initial estimated minimum monthly lease payment of $42,368 (including operating costs).

The total estimated future minimum annual commitment for these two premises leases is as follows:

NXT Energy Solutions Inc. MD&A for the Q2 period ended June 30, 2015	Page | 12

For the fiscal year	Existing	New
ending December 31	premises	premises	Total

2015	$ 57,142	$ 127,103	$ 184,245
2016	-	508,410	508,410
2017	-	508,410	508,410
2018	-	508,410	508,410
2019	-	508,410	508,410
Thereafter, 2020 through 2025	-	2,979,848	2,979,848
	57,142	5,140,591	5,197,733

Aircraft charterhire commitment

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement to utilize a minimum annual volume of aircraft charter hours (the “Charter Agreement”). The charterhire commitment to be met by the end of 2015, including a short-fall in hours carried forward from 2014, is $641,250. This commitment was fulfilled by NXT in July 2015.

Bank Letters of Guarantee

In May 2015, NXT executed a contract to conduct a US $13.4 million survey project with a new client in Bolivia. As part of this contract, NXT received an advance deposit of US $3.1 million, which is secured by a bank letter of guarantee issued to the client and expiring August 21, 2015 (and which will be applied against the initial progress billings to be earned on the project).

NXT also issued a separate US$ 1.1 million bank letter of guarantee (expiring December 15, 2015) as a standard performance guarantee for the project.

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	August 26,	June 30,	December 31,
	2015	2015	2014

Shares issued and outstanding:
Common shares	45,225,509	45,065,509	44,958,843
Convertible preferred shares	8,000,000	8,000,000	8,000,000
Common shares reserved for issue re:
Stock options	2,875,835	3,035,835	2,541,435
	56,101,344	56,101,344	55,500,278

Convertible preferred shares

The convertible preferred shares are non-voting, are held by NXT's President & CEO, and were issued in the 2005 / 2006 period pursuant to NXT acquiring rights to use the SFD® technology for hydrocarbon exploration applications. The preferred shares are convertible on a 1 for 1 basis into NXT common shares by December 31, 2015 (the “Maturity Date”), subject to earlier partial conversions if certain cumulative revenue milestones are achieved by NXT.

NXT has an option to elect by December 31, 2015 to convert the 8,000,000 preferred shares in order to maintain its rights to utilizing the SFD® technology. In the event that the conversion option is not exercised by December 31, 2015, the preferred shares would be redeemed for $0.001 per share and NXT's rights to the SFD® technology would revert to the holder of the preferred shares.

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The 8,000,000 preferred shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 preferred shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015. An additional bonus of 1,000,000 NXT common shares are issuable in the event that cumulative SFD® revenues exceed US $500 million.

Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with US GAAP. As at June 30, 2015, the Company had generated cumulative revenue of approximately US $29.5 million (December 31, 2014 - US $29.5 million) that is eligible to be applied to the above noted conversion thresholds.

NXT intends to continue to develop the SFD® technology, and plans to finalize the exercise of NXT’s option to convert the preferred shares (subject to regulatory considerations) in Q3-2015.

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which are expected to become issued to him in 2015 upon future conversion of the preferred shares by their Maturity Date. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015. A total of 365,000 of these Rights were granted to certain directors and officers of NXT, and a total of 430,000 Rights were granted to NXT’s employees and advisors. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the six months
ended June 30		ended June 30
2015	2014	2015	2014
$ 15,395	$ 7,105	$ 37,063	$ 15,533

Accounts payable and accrued liabilities includes a total of $9,733 ($124 as at December 31, 2014) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $27,517 ($23,673 as at December 31, 2014) related to re-imbursement of expenses owing to persons who are Officers of NXT.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2014. The following is also important to note:

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

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All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

The factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2014.

Future Accounting Policy Changes – Revenue recognition

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

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Availability of charter aircraft

NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter-hire arrangements. A charter operator provides the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs). NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum volume of annual aircraft charter hours (the “Charter Agreement”).

The charterhire commitment to be met by the end of 2015, including a short-fall in hours carried forward from 2014, is $641,250. This commitment was fulfilled by NXT in July 2015.

As part of the 2015 annual renewal of the Charter Agreement, NXT made a deposit payment of $168,750 in February 2015 which is being held as a non-refundable deposit, and which was applied in July 2015 against amounts owing under the 2015 charterhire commitment.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be very expensive.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was the historical "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the rights to utilize the SFD® technology.

As was noted previously, in January 2014, Rights were personally granted by the CEO to certain individuals to acquire up to 1,000,000 of the common shares that are expected to become issued to him by December 31, 2015 upon future conversion of the outstanding 8,000,000 preferred shares.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Six of the seven current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

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Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia). We frequently hold cash in Cdn$ as well as in US$ and other foreign currencies (such as in Bolivia and Colombia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

As a TSX Venture Exchange listed issuer, NXT is not required to certify the design and evaluation of its DCP and ICFR and has not completed such an evaluation as at June 30, 2015. Further, the inherent limitations on the ability of the Company’s Responsible Officers (being the Chief Executive Officer and the Chief Financial Officer) to design and implement on a cost effective basis DCP and ICFR for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

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